UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

BIOTELEMETRY, INC.

(Name of Subject Company)

BIOTELEMETRY, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

090672106

(CUSIP Number of Class of Securities)

Cody Wm. Cowper

Vice President, Legal & Corporate Secretary

BioTelemetry, Inc.

1000 Cedar Hollow Road

Malvern, Pennsylvania 19355

(610) 729-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

M. Adel Aslani-Far

Matthew W. Miller

Greenberg Traurig, LLP

200 Park Avenue

New York, New York 10166

(212) 801-9200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on December 23, 2020 (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by BioTelemetry, Inc., a Delaware corporation (“BioTelemetry” or the “Company”). The Schedule 14D-9 relates to the cash tender offer by Davies Merger Sub, Inc., a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of Philips Holding USA Inc., a Delaware corporation (“Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser, Parent and Koninklijke Philips N.V., a corporation organized under the laws of The Netherlands (“Philips”), with the SEC on December 23, 2020, pursuant to which Purchaser has offered to purchase all of the outstanding shares of common stock, par value $0.001 per share, of BioTelemetry (the “Shares”) at a purchase price of $72.00 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 23, 2020, and in the related Letter of Transmittal, copies of which were incorporated by reference in the Schedule 14D-9 as Exhibits (a)(1) and (a)(2), respectively.

Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following section immediately before the heading “Cautionary Note Regarding Forward-Looking Statements”:

“Each of Parent and BioTelemetry filed its declaration to CFIUS pursuant to 31 C.F.R. § 801.402. Receipt of CFIUS clearance is not a condition to the consummation of the Offer or the Merger

Certain Litigation

On December 28, 2020, Shiva Stein, an alleged stockholder of BioTelemetry, filed a lawsuit against BioTelemetry and its directors in the United States District Court for the District of Delaware, captioned Stein v. BioTelemetry, Inc., et al., Case No. 1:20-cv-01774. The complaint alleges that BioTelemetry and its directors violated federal securities laws by filing a materially incomplete and misleading solicitation statement on Schedule 14D-9. The complaint seeks, among other things, (1) injunctive relief preventing the consummation of the Offer and the Merger unless and until the alleged omitted material information has been disclosed; (2) rescission of the Merger Agreement or any of its terms to the extent implemented or rescissory damages; (3) damages; (4) an award of plaintiff’s expenses and attorneys’ fees; and (5) other equitable relief.

On December 29, 2020, John Murphy, an alleged stockholder of BioTelemetry, filed a lawsuit against BioTelemetry, its directors, Philips, Parent and Purchaser in the United States District Court for the Southern District of New York, captioned Murphy v. BioTelemetry, Inc., et al., Case No. 1:20-cv-11019. The complaint alleges that BioTelemetry, its directors and the other defendants violated federal securities laws by filing a materially incomplete and misleading solicitation statement on Schedule 14D-9. The complaint seeks, among other things, (1) injunctive relief enjoining BioTelemetry, its directors, the other defendants and their respective representatives from filing an amendment to this Schedule 14D-9 unless and until the alleged omitted material information is included in any such amendment; (2) injunctive relief enjoining BioTelemetry, its directors, the other defendants and their respective representatives from proceeding with or closing the Offer and Merger; (3) rescission of the consummation of the Offer and Merger if consummated prior to the court’s final judgment or rescissory damages; (4) damages; (5) an award of plaintiff’s expenses and attorneys’ fees; and (6) other equitable relief.

On December 30, 2020, Christopher Anders, an alleged stockholder of BioTelemetry, filed a lawsuit against BioTelemetry, its directors, Parent and Purchaser in the United States District Court for the District of Delaware, captioned Anders v. BioTelemetry, Inc., et al., Case No. 1:20-cv-01785. The complaint alleges that BioTelemetry, its directors and the other defendants violated federal securities laws by filing a materially incomplete and misleading solicitation statement. The complaint seeks, among other things, (1) injunctive relief enjoining BioTelemetry, its directors, the other defendants and persons acting in concert with them from proceeding with, consummating or closing the Offer and Merger; (2) rescission of the consummation of the Offer and Merger if consummated or rescissory damages; (3) injunctive relief directing the Board of Directors of BioTelemetry to file a solicitation statement that does not omit material information or contain alleged untrue statements of material fact; (4) declaratory judgment that the defendants violated Sections 14(e), 14(d), and 20(a) of the Exchange Act, as well as Rule 14a-9 promulgated thereunder; (5) an award of plaintiff’s expenses and attorney’s fees; and (6) other relief.

BioTelemetry believes that the plaintiffs’ allegations in the foregoing matters are without merit and intends to vigorously defend against them. If additional similar complaints are filed, absent new or different allegations that are material, BioTelemetry does not intend to announce such additional filings.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIOTELEMETRY, INC.

By:	/s/ Heather C. Getz
Name:	Heather C. Getz
Title:	Executive Vice President, Chief Financial and Administrative Officer

Dated: December 31, 2020